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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 8)

MidWestOne Financial Group, Inc.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

598510105 (CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 598510105	SCHEDULE 13G

1.	Name of Reporting Person I.R.S. Identification No. of Above Person (entities only) MidWestOne Financial Group, Inc. ESOP I.R.S. No. 42-1291120

2.	Check the Appropriate Box if a Member of a Group N/A

3.	SEC Use Only

4.	Citizenship or Place of Organization Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 0 6. Shared Voting Power 554,459* shares 7. Sole Dispositive Power 554,459 shares 8. Shared Dispositive Power N/A

*	Under the applicable ESOP documentation, each participant is entitled to direct the plan as to voting shares allocated to such participant’s account.

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9.	Aggregate Amount Beneficially Owned by Each Reporting Person 554,459 shares

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares N/A

11.	Percent of Class Represented by Amount in Row (9) 14.66%

12.	Type of Reporting Person EP

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ITEM 1(a).	NAME OF ISSUER.

MidWestOne Financial Group, Inc.

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES.

P. O. Box 1104 Oskaloosa, Iowa 52577

ITEM 2(a).	NAME OF PERSON FILING.

This filing is made on behalf of MidWestOne Financial Group, Inc. Employee Stock Ownership Plan and Trust (ESOP).

ITEM 2(b).	ADDRESS OF THE PRINCIPAL OFFICES:

The principal business office is MidWestOne Bank & Trust, Trust Department, P. O. Box 90, Oskaloosa, Iowa 52577.

ITEM 2(c).	CITIZENSHIP.

The Trust Agreement creating the ESOP is governed by the laws of the State of Iowa.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES.

Common Stock.

ITEM 2(e).	CUSIP NUMBER.

598510105

ITEM 3.	IF THE STATEMENT IS BEING FILED PURSUANT TO SECTION 240.13d-1(b), CHECK WHETHER THE PERSON FILING IS A:

An employee benefit plan.

ITEM 4.	OWNERSHIP.

(a)	Amount Beneficially Owned:

The ESOP has direct control of the 554,459 shares of Common Stock held for the benefit of the participating employees.

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(b)	Percent of Class:

14.66%

(c)	(i) Sole power to vote or direct the vote:

0

(ii) Shared power to vote or direct the vote:

554,459

Under the ESOP Trust document, MidWestOne Bank & Trust (“the Trustee”) is authorized in its discretion to vote directly and to vote indirectly by proxy on all matters pertaining to all securities held by the ESOP. Notwithstanding the foregoing, each participant is entitled to direct the Plan as to any Company stock considered allocated to such participant’s account in accordance with IRC Section 409(e).

(iii) Sole power to dispose or direct the disposition of:

The Trustee has sole power to dispose or to direct the disposition of the 554,459 shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of:

0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

N/A

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

See item 4 above.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

See items 3 and 4 above.

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ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

N/A

ITEM 9.	NOTICE OF DISSOLUTION OF A GROUP.

N/A

ITEM 10.	CERTIFICATION.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

MIDWESTONE BANK & TRUST, AS TRUSTEE

Date: February 9, 2004	/s/ Sherry Mattson

Name: Sherry Mattson
Title: Trust Officer